Summit Autonomous

21 Hickory Drive
Waltham, Massachusetts 02451

(781) 890-1234

For Immediate Release

         SUMMIT AUTONOMOUS ANNOUNCES AGREEMENT TO SELL LENS EXPRESS UNIT

Waltham, MA, May 4, 2000- Summit Technology, Inc. (NASDAQ: BEAM) announced today that the Company has entered into a definitive agreement to sell its Lens Express business unit to Strategic Optical Holdings, Inc. for $31 million cash, plus a minority equity interest in the acquiror. The transaction is subject to customary closing conditions.

"We are pleased to have entered into a definitive purchase and sale agreement for Lens Express," commented Robert J. Palmisano, Chief Executive Officer of Summit Autonomous. "I have stated previously that Lens Express is no longer strategic to our goal of becoming the leading developer and marketer of differentiated ophthalmic products and services for refractive surgeons. By divesting the Company of the Lens Express business unit, we can better focus our efforts on growing market share and widening the technological lead we have established with the LADARVision(R) laser system--the only system which incorporates FDA approved laser radar eye tracking," Palmisano continued. "Finally, I would like to acknowledge everyone at Lens Express for their many contributions to the Company," concluded Mr. Palmisano.

Founded in 1985, Summit Autonomous is a leading developer, manufacturer and marketer of ophthalmic laser systems and related products designed to correct common vision disorders such as nearsightedness, farsightedness and astigmatism. In 1995, Summit Autonomous was the first excimer laser company to receive FDA approval for its excimer laser system for the correction of mild to moderate myopia in the U.S. and in 1999 became the first commercial excimer laser manufacturer to receive FDA approval for the popular LASIK procedure. Autonomous, a wholly owned subsidiary, is engaged in the design and development of next-generation excimer laser instruments for laser refractive surgery. The Company's LADARVision(R) system combines laser radar eye tracking with narrow beam shaping technology and is the only FDA approved laser system to incorporate an eye-tracker during surgery. In addition, through its wholly owned subsidiary, Lens Express, Summit Autonomous sells contact lenses and related products.

Cautionary Statement under "Safe harbor" Provisions of the Private Securities Litigation Reform Act of 1995: Statements made in this news release contain information about the Company's future business prospects. These statements may be considered "forward looking". These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward looking statements. Among these risks and uncertainties are: competition from other manufacturers and vision correction technologies, delays in obtaining regulatory approvals, challenges to patents owned and licensed by the Company affecting per procedure revenues, adverse litigation results, difficulties in commercializing the LADARVision system and dependence on sole source suppliers.

For additional information and risks associated with the Company's business prospects and future operating results, please refer to Summit's public filings with the Securities and Exchange Commission.

For more information contact:

Kate Sturgis Burnham

Vice President, Investor Relations & Corporate Communications
Summit Autonomous

(781) 672-0517
877-BEAM-333
kate.burnham@summitautonomous.com